SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  November 26, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated November 26, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

Date:   November 26, 2007

“James E. Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 404 – 1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release -  November  26, 2007

Record High Gold Values Reported by Tanzanian Royalty

From RC Drill Program at Kigosi Project in Tanzania

Tanzanian Royalty is pleased to announce that a Phase 4 Reverse Circulation (RC) drill program has returned record high gold values at the Company’s Kigosi Project in Tanzania. In addition, the Company has discovered a seventh gold bearing shoot containing encouraging values within one of two  previously established shear zones on the Kigosi property which is located in the prolific Lake Victoria Greenstone Belt.

According to Tanzanian Royalty President, John Deane, the Phase 4 drill program “has produced the highest gold grades yet discovered at Kigosi with a peak value of 101.25 g/t gold (3.0 oz/t) returned over 1.0 metre in Hole KG20RC271 within the Bateleur gold shoot.”

Deane also noted that this particular sample had excellent “repeatability” during the umpire assay verification process at the Humac laboratory in Mwanza, Tanzania with values recorded of 177.0 g/t ( 5.1 oz/t) ; 143.77g/t (4.2 oz/t)  and 153.75g/t (4.5 oz./t).  The averaged value from the Humac laboratory for this particular sample is 158.17g/t (4.4 oz/t), he added.

Hole KG20RC-270 returned 4.0 metres (13.1 ft) averaging 11.32 g/t (0.33 oz/t) including 2.0 metres (6.56 ft.) grading 18.03 g/t (0.526 oz/t) within the Main Zone. While KG20RC-271 returned 9.0 metres (29.5 ft.) grading 11.93 g/t (0.35 oz/t) including the value mentioned above of 1.0 metre (3.28 ft.) averaging 101.25 g/t (3.0 oz/t) which was also in the Main Zone. The Company elected to utilize the more conservative 101.25 g/t value for these intercepts rather than the average of the check assays which was substantially higher.

The new Goshawk shoot, which is contained within the Luhwaika Main Shear zone immediately above the Bateleur shoot, produced gold values ranging between 7.15g/t (0.21 oz/t)  and 35.70g/t (1.0 oz/t).

In less than one year, Tanzanian Royalty has confirmed the presence of seven high grade gold shoots at Kigosi including the recent Goshawk discovery which remains open to further expansion.

“Given the high frequency of favourable results from Kigosi, we are developing specific exploration milestones for this project which at the present time we intend to pursue in-house rather than through our standard royalty agreements which has largely been the case in the past,” said the Company’s Chairman and CEO, Jim Sinclair.

“In our view, Kigosi has the potential to become a world class gold discovery and we intend to make it the most aggressively explored precious metals project in Africa over the next few years,” he said.

“With that objective in mind, a number of financing options are open to us to exploit the potential at Kigosi – both internally and externally – and we are currently evaluating which option(s) will be best for shareholders,” he said.

The Phase 4 drill program consisted of 62 holes aggregating 3,284 metres, bringing the total drilled at Kigosi to 13,299 metres in 311 holes. Drilling was conducted along five control lines with a central baseline having a strike length of 2.8 kilometres.

The primary objective of this fourth phase of drilling was to test the strike continuity of the Luhwaika reef system to the northwest on two 200 metres spaced lines, and to drill infill holes down-dip and along strike of mineralization identified in previous drilling in the northwest area. Drill hole spacing was 30 metres.

The two shear zones hosting these gold shoots have now been traced along a strike length of 1.6 kilometres with the current drilling and they are still open towards the northwest.  The shoots within these shear zones now have lengths ranging from 100 to 1,300 metres.

Deane also pointed out that “the Luhwaika Main Shear Zone definitely has the thicker and higher grade shoots, namely the Falcon, Bateleur and Goshawk.”

Below is a summary of the shoot statistics.

Shear System	Shoot Name	No. of RC holes	Length (m)	Width (m)	Thickness (m)	Grade (g/t)	Comments
Luhwaika Main	Falcon	7	±850	10-20	1-2	2.59-8.83	Closed ?
Luhwaika Main	Bateleur	16	±1300	10-20	1-3	1.99-101.25	Closed ?
Luhwaika Main	Eagle	7	450	10-20	1-2	2.10-6.65	Closed
Luhwaika Main	Goshawk	4	650	10	1-2	7.14-35.70	Open to west
Luhwaika West	Flamingo	3	300	10	1	3.96-4.46	Closed?
Luhwaika West	Pelican	7	1000?	10-30	1-2	2.77-16.46	Open to west
Luhwaika West	Albatross	1	>100	?	1	20.30	Open to west

The shoots are separated by lower grade (<2g/t) envelopes that are between 10 and 30 metres wide along the plane of the shear zones. A summary of the Phase 4 drill highlights is given below:

Hole No	From (m)	To (m)	*Intercept (m)	Gold g/t	Including	Comments
Line 2150N
KG20RC-250	9	12	3	1.89	1m@4.66	West Zone in shoot
KG20RC-252	36	37	1	3.96		West Zone in shoot
KG20RC-256	69	72	3	0.74		West Zone
Line 2250N
KG20RC-262	2	4	2	3.09		gravels
KG20RC-263	2	5	3	1.24		gravels
KG20RC-264	77	78	1	0.51		Main Zone
KG20RC-265	13	16	3	1.81		Main Zone
KG20RC-266	25	30	5	0.75		Main Zone
KG20RC-267	38	39	1	1.86		Main Zone
KG20RC-268	48	50	2	7.14		Main Zone in
KG20RC-270	2	5	3	0.44		gravels
	72	76	4	11.32	2m@18.03	Main Zone in shoot
KG20RC-271	84	93	9	11.93	1m@101.25	Main Zone in shoot
KG20RC-272	96	98	2	1.82		Main Zone
KG20RC-273	5	6	1	2.90		gravel
KG20RC-276	4	7	3	6.82		gravel
Line 2450N
KG20RC-280	84	86	2	18.16	1m@35.70	Main Zone in shoot
KG20RC-283	38	40	2	1.27		West Zone
KG20RC-284	58	60	2	14.11	1m@27.75	West Zone in shoot
Line 2650N
KG20RC-296	20	21	1	6.12		Main Zone in shoot
KG20RC-297	27	28	1	5.43		Main Zone in shoot
KG20RC-298	37	39	2	5.00		Main Zone in shoot
KG20RC-310	68	69	1	8.16		Main Zone in shoot
KG20RC-311	79	81	2	1.21		Main Zone
Line 2850N
KG20RC-303	10	13	3	0.99		gravels
KG20RC-306	48	50	2	0.88		Main Zone
KG20RC-308	67	68	1	1.78		Main Zone

*The above intersections are estimated to be very close to true thicknesses with all the drill inclinations being -60 degrees and the dip of the reef being -22 degrees. All holes are drilled perpendicular to the assumed strike of the reef(s).

The fifth phase of drilling has commenced at Kigosi with the Company continuing to drill out the two main reefs to the northwest and southeast. In anticipation of the rainy season, the Company is currently drilling areas that will likely not be accessible for much longer.

In addition, the road network into Kigosi has been upgraded to facilitate access into areas that are scheduled to be drilled during the rainy season. Critical supplies for this Phase 5 program are on site and the Company intends to bring in a track-mounted diamond drill to augment the aggressive drill program at Kigosi which is entering a critical phase.

The next phase of drilling will therefore concentrate on the Luhwaika Main and West Shears to the northwest. Two lines will also be drilled in the southeast of the system where IP and previous drilling suggest that the two shear systems are merging to form one system. A further 2,500 metres of drilling is planned during this next phase, all of which should be completed in the 2007 drill season.

Analysis

Fire assay with flame AAS finish was conducted by SGS Laboratories in Mwanza. Duplicates and Standards were inserted in the sample stream approximately every 20 samples. The duplicates have a correlation coefficient of 66.7%, which is accounted for by the large nugget effect within the sampling. 15% of the standards from SGS fall outside the acceptable 3rd standard deviation. Because of this, 95% of the high gold samples were sent to Humac as a check. The Humac fire assay results gave a 94.5% correlation with the SGS results, and this is considered acceptable. The figures used in this press release are the average grades taken for between one and three duplicates run by the labs on each analysis.

Qualified Person

The technical information contained in this document has been reviewed and approved by John Deane, President, Tanzanian Royalty Exploration Corporation Limited, a qualified person as defined by NI 43-101. He has an M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05).

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 0-50634, for a more information concerning these risks, uncertainties, and other factors.